Kestra Investment Services, LLC
Notes to Statement of Financial Condition
December 31, 2017

1. Organization and Nature of Business

Kestra Investment Services, LLC ("Company"), a Texas limited liability company, is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a dually registered member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company provides retail securities brokerage services through a nationwide network of registered representatives. Prior to approximately April 1, 2016, the Company was known as NFP Advisor Services, LLC and, in addition to a broker-dealer, was an investment adviser registered with the SEC.

The Company is owned by Kestra Financial, Inc, ("Parent") formerly known as NFP Advisor Services Holdings D, Inc. On June 24, 2016, Kestra Financial Holdings LP acquired Kestra Advisor Services Holdings A, Inc. (the "Acquisition"), formerly known as NFP Advisor Services Holdings A, Inc., the ultimate parent of Kestra Financial, Inc., and its affiliates. Kestra Financial Holdings LP is managed by Kestra Financial Holdings GP LLC, which is owned by funds affiliated with and controlled by Stone Point Capital LLC. Prior to the Acquisition, Kestra Financial, Inc. and its affiliates were owned by affiliated companies of NFP Corp. ("NFP"), which is owned by funds affiliated with and controlled by Madison Dearborn Partners LLC.

2. Significant Accounting Policies

General
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one clearing broker-dealer ("clearing broker") or directly to the product fund or carrier.

Estimates
The preparation of the Company's financial statements is in conformity with GAAP which requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used in determining such amounts as expense allocation for shared services support, valuation of litigation, contingency and deferred tax positions, and accruals of certain revenue receivables and expense liabilities. Actual results may differ from those estimates.

Securities transactions
Customer accounts are held by the clearing broker or other unaffiliated financial institutions. Commission income and expenses related to customers' securities transactions are reported on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair values and represent securities positions of the Company that are results of trades executed on behalf of customers,

which are subsequently not honored by the customers. Refer to Fair Value Measurements for policies. The Statement of Financial Condition includes $54,425 of securities owned under other assets and $14,278 of securities sold, not yet purchased under accounts payable and other accrued liabilities.

Income taxes
The accounts of the Company are included in the consolidated federal income tax return filed by Parent, and, for tax years ending after July 1, 2013, by Parent's top tier holding company Kestra Financial Holdings LP. The provision for income tax is calculated on a separate return basis. The amount of current federal tax expense or benefit calculated is either remitted to or received from Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax expense or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include $162,166 of investments in money market mutual funds.

Fair value measurements
Fair value accounting establishes a framework for measuring fair value, which is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). This framework includes a fair value hierarchy that prioritizes the inputs to the valuation technique used to measure fair value.

The classification of a financial instrument within the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of the hierarchy in order of priority of inputs to the valuation technique are defined as follows:

> Level 1 - Valuations are based on unadjusted quoted prices in active markets for identical financial instruments;

> Level 2 - Valuations are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and

Level 3 - Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, receivables and payables, securities owned and securities sold, not yet purchased approximate fair value because they are short term in nature. Such amounts are reflected as Level 1 and Level 2 within the fair value hierarchy.

Notes receivable
The Company makes loans to financial advisors backed by promissory notes from the advisors. These loans help the Company recruit and transition new financial advisors and assist the Company in retaining the business of existing financial advisors. Principal and interest under the notes are paid to the Company by the applicable financial advisor over the term of the loan. In some cases, the loans are forgivable. In these cases, payments of principal and interest are waived by the Company over the term of the loan based, typically, on the financial advisor achieving defined production thresholds. The Company generally has discretion to classify amounts waived, cancelled or forgiven under any promissory note in any manner the Company chooses, including but not limited to, treating amounts as compensation or imputed income to the advisors. The Company includes any such waived amounts in Commission Expense on the Statement of Income. Credit risk for loans is tied primarily to the ability of financial advisors to meet production thresholds under their notes and the ability of the Company to collect amounts owed upon default, if any. The Company mitigates credit risk by securing a pledge and assignment of, and offset right to, any compensation payable by the Company or its affiliate to the borrower. Interest rates on the loans may vary on a case-by-case basis, but are not set below the Applicable Federal Rate at the time of issuance. The net receivable for the loans is reported in notes receivable on the Statement of Financial Condition.

Property, equipment and depreciation
Property and equipment include furniture, equipment, computers, purchased software, internally developed software and leasehold improvements that are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three to five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or terms of the leases.

3.   **Deposits Held by Clearing Broker and Clearing Organization**

Under the terms of the clearing agreements between the Company and the clearing broker and clearing organization, the Company is required to maintain a certain level of cash on deposit with the clearing broker and clearing organization. Should the clearing broker and clearing organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing broker and clearing

organization. Included in other assets on the Statement of Financial Condition is approximately $60,000 of funds on deposit with the clearing broker and a clearing organization.

4.   Property and Equipment

The following is a summary of property and equipment for the year ended December 31, 2017:

Software	$	11,290,113
Hardware		584,242
Total		11,874,355
Less: Accumulated depreciation		(9,810,847)
	$	2,063,508

5.   Income Taxes

The provision for income taxes is composed of the following items:

Federal	$	5,311,413
State		93,000
Total income taxes	$	5,404,413

The Company's effective tax rate is 40.23% on pretax income, which differs from the U.S. federal tax rate of 35% due principally to non-deductible business meals and entertainment expenses, prior year adjustments, state taxes and the new tax law change. The impact of the tax law change on the effective rate was an increase of 1.33%. The state taxes are provided on the gross revenues apportioned to Texas. The Company is included in a consolidated U.S. federal income tax return, as well as other state and local tax returns that are filed by Parent, or its top tier holding company. As of December 31, 2017, Parent is subject to U.S. federal income tax examinations for the tax years 2014 through 2016, and to various state and local income tax examinations for the tax years 2007 through 2016.

As of December 31,2017 the Company's total unrecognized tax benefits for uncertain tax positions was $9,168,364, of which $7,243,008, if recognized, would affect the Company's annual effective tax rate. The uncertain tax positions relate to potential state tax filing requirements and increased state tax liabilities due to the Company's business activities in those states. Estimated interest and penalties related to the uncertain tax positions totaled $6,766,960 as of December 31, 2017. The Company believes that the total amounts of

unrecognized tax benefits could decrease within the next twelve months by approximately $1,134,834 based on current estimates. As discussed further below, the Company entered into a tax sharing arrangement (the "Tax Sharing Agreement") in which Parent agrees to reimburse the Company for any taxes incurred for the uncertain tax positions.

Pursuant to the terms under the Tax Sharing Agreement dated June 25, 2016, Parent agrees to indemnify the Company for state taxes incurred as a result of any state jurisdiction imposing tax under an agency nexus assertion. The Company records an indemnification receivable reflecting the terms of the Tax Sharing Agreement. For purposes of the financial statements, the indemnification asset and the liability for uncertain tax positions are presented on a net basis in the Statement of Financial Condition. In addition, the impact of changes to the liability for the uncertain tax positions and to the indemnification asset is reported in the Statement of Income on a net basis.

The Company records current and deferred taxes as a payable to (receivable from) affiliate. As of December 31, 2017, the Company had a payable of $1,499,187 and such amount is included in payable to affiliates in the accompanying Statement of Financial Condition. During 2017, the Company made income tax payments to the Parent in the amount of $4,515,435 for income taxes due for 2016 and 2017. At December 31, 2017, the Company had deferred tax liabilities of $190,922 and $168 relating to fixed assets and unrealized investment losses, respectively. In addition, at December 31, 2017 the Company had deferred tax assets of $439,272 and $19,323 relating to deferred revenue and bad debt expense, respectively. There is no valuation allowance recorded, as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets.

On December 22, 2017, President Donald Trump signed the Tax Cuts and Jobs Act. The Act reduces the US federal corporate tax rate from 35% to 21%. At December 31, 2017, we have not completed our accounting for the tax effects of enactment of the Act; however, in certain cases, as described below, we have made a reasonable estimate of the effects on our existing deferred tax balances.

Deferred tax assets and liabilities: We remeasured certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21%. However, we are still analyzing certain aspects of the Act and refining our calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts. The provisional amount recorded related to the remeasurement of our deferred tax balance was $178,337.

6. Related Party Transactions

The Company has transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has entered a Corporate Services Agreement among Parent, Kestra Advisory Services, LLC ("RIA), a wholly owned subsidiary of Parent, and certain of Parent's acquired firms ("Subsidiaries"), under which Parent provides Shared Services and Home Office Services to the Company, RIA and Subsidiaries. The Company reimburses Parent for such services on a regular basis. At December 31, 2017, an amount of $1,481,195 payable to Parent is included in the Payable to affiliates.

The Company has an Administrative Services Agreement with Parent, RIA and Subsidiaries. Based on this agreement, the Company obtains certain Administrative Services from Parent through Subsidiaries to support the business activities of the Company, and the Company reimburses Parent for the expenses associated with such services on a regular basis. At December 31, 2017, the Statement of Financial Condition includes $575,637 of outstanding reimbursement to Parent in the Payable to affiliates.

The Company also has an Expense Sharing Agreement with RIA, under which the Company and RIA agree to share certain assets and services benefiting both parties, allocate associated expenses in a fair and reasonable manner and reimburse each other on a regular basis. At December 31, 2017, an amount of $126,785 is included in the payable to affiliates.

The Statement of Financial Condition also includes $255,579 of receivables from affiliates and $41,406 of payables to affiliates other than Parent and RIA as disclosed above related to inter-company transactions.

7.   **Dividends to Parent**

During 2017, the Company paid dividends to Parent in the amount of $10,000,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

8.   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company's net capital of $11,359,326 was $9,860,649 in excess of its required minimum net capital of $1,498,677. The Company's ratio of aggregate indebtedness to net capital was 1.98 to 1 as of December 31, 2017. As a member of the NFA, the Company is subject to a minimum net capital requirement of $1,498,677 pursuant to Commodity Futures Trading Commission ("CFTC") regulation 1.17.

9. **Credit Risk**

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2017, all cash and cash equivalents were held at one institution, which were $21,356,505 in excess of the FDIC limit.

The Company clears securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing broker, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2017, the Company did not have material liabilities with regard to this right.

The Company is further exposed to credit risk for commissions receivable from the clearing broker and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organization.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

10. **Commitments and Contingencies**

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management will continue to respond appropriately to these lawsuits and claims and vigorously defend the Company's interests. The Company has errors and omissions and other insurance to provide protection against certain losses that arise in such matters, although such insurance may not cover the costs or losses incurred by the Company.

11. **Subsequent Events**

On January 24, 2018 the Company declared a $2,000,000 cash dividend payment to its Parent.

The Company has performed an evaluation of subsequent events from January 1, 2018 through February 26, 2018 the date of issuance of the financial statements. There have been no other subsequent events that would require recognition or disclosure in the financial statements as of December 31, 2017.